UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Century Realty Trust

(Name of Issuer)

Shares of Beneficial Interest

(Title of Class of Securities)

156671-10-9

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156671-10-9	13D	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0— 8 SHARED VOTING POWER 140,919 9 SOLE DISPOSITIVE POWER —0— 10 SHARED DISPOSITIVE POWER 140,919

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

CUSIP No. 156671-10-9	13D	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0— 8 SHARED VOTING POWER 140,919 9 SOLE DISPOSITIVE POWER —0— 10 SHARED DISPOSITIVE POWER 140,919

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 156671-10-9	13D	Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER —0— 8 SHARED VOTING POWER 140,919 9 SOLE DISPOSITIVE POWER —0— 10 SHARED DISPOSITIVE POWER 140,919

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 156671-10-9	13D	Page 5 of 9 pages

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D as filed on April 25, 2005, as amended by Amendment No. 1 thereto filed on May 12, 2005 (the “Schedule 13D”), with respect to the Shares of Beneficial Interest (the “Shares”) of Century Realty Trust, an Indiana business trust (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the additional 48,039 Shares purchased by the Funds as reported in this Amendment was $816,540.02. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

CUSIP No. 156671-10-9	13D	Page 6 of 9 pages

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd. and Silvercreek SAV LLC owned beneficially 59,801, 35,471, 3,810, 1,105, 32,573, 3,753, and 4,406 Shares, respectively, representing approximately 3.3%, 2.0%, 0.21%, 0.06%, 1.8%, 0.21% and 0.24%, respectively, of the Shares of Beneficial Interest of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owners of 140,919 Shares, constituting 7.8% of the 1,799,464 Shares of Beneficial Interest of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 140,919 Shares, constituting 7.8% of the 1,799,464 Shares of Beneficial Interest of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 140,919 Shares, constituting 7.8% of the 1,799,464 Shares of Beneficial Interest of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 156671-10-9	13D	Page 7 of 9 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Schedule of Transactions in Shares of the Issuer
Exhibit B	Joint Filing Agreement*
Exhibit C	Letter to Issuer, dated May 11, 2005**

*Previously filed with the Schedule 13D on April 25, 2005.

**Previously filed with Amendment No. 1 to the Schedule 13D/A on May 12, 2005.

CUSIP No. 156671-10-9	13D	Page 8 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 2005	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

MALCOLM F. MACLEAN IV

/s/ Malcolm F. MacLean IV
Signature

DAVID R. JARVIS

/s/ David R. Jarvis
Signature

CUSIP No. 156671-10-9	13D	Page 9 of 9 pages

Exhibit A

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
3/21/2005	245	16.0200
3/22/2005	1,136	16.0200
3/29/2005	300	16.3967
4/11/2005	1,000	16.1200
4/15/2005	5,500	17.5100
4/29/2005	500	18.9967
5/18/2005	13,447	17.0000

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
4/27/2005	136	17.0991
5/9/2005	703	16.7344
5/10/2005	626	16.5776
5/11/2005	575	16.7800
5/18/2005	399	16.7400
5/18/2005	26,700	17.0000
5/19/2005	2,434	16.9900

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
5/9/2005	197	16.7344
5/10/2005	100	16.5776
5/11/2005	50	16.7800
5/18/2005	3,300	17.0000
5/19/2005	106	16.9900

Silvercrest Real Estate Fund (International)

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
3/25/2005	2,357	16.0200

Silvercrest Real Estate Fund

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
3/21/2005	658	16.0200

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
3/22/2005	264	16.0200
5/18/2005	1,653	17.0000

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.